Filed Pursuant to Rule 424(b)(3)
Registration No. 333-258754
COTTONWOOD COMMUNITIES, INC.
SUPPLEMENT NO. 9 DATED APRIL 15, 2022
TO THE PROSPECTUS DATED NOVEMBER 4, 2021

This document supplements, and should be read in conjunction with, the prospectus of Cottonwood Communities, Inc. dated November 4, 2021 as supplemented by supplement no. 1 dated November 16, 2021, supplement no. 2 dated November 22, 2021, supplement no. 3 dated November 30, 2021, supplement no. 4 dated December 15, 2021, supplement no. 5 dated January 18, 2022, supplement no. 6 dated February 16, 2022, supplement no. 7 dated March 15, 2022 and supplement no. 8 dated March 31, 2022. As used herein, the terms “we,” “our” and “us” refer to Cottonwood Communities, Inc. and, as required by context, Cottonwood Residential O.P., LP, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•the transaction price for each class of our common stock as of May 1, 2022;
•the calculation of our March 31, 2022 net asset value (“NAV”) per share, as determined in accordance with our valuation guidelines, for each of our share classes;
•declaration of distributions for the month of April;
•updates to the compensation table; and
•updated experts information.

May 1, 2022 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted (and distribution reinvestment plan issuances) as of May 1, 2022 (and repurchases as of April 30, 2022) is as follows:

Transaction Price (per share)
Class T	$19.6324
Class D	$19.6324
Class I	$19.6324
Class A	$19.6324
Class TX	$19.6324

The transaction price for each of our share classes is equal to such class’s NAV per share as of March 31, 2022. A calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

March 31, 2022 NAV Calculation

Our board of directors, including a majority of our independent directors, has adopted valuation guidelines, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at www.cottonwoodcommunities.com and is also available on our toll-free, automated telephone line at (888) 422-2584.

The March 31, 2022 NAV for our outstanding Class T, Class I, Class A and Class TX shares was calculated pursuant to these valuation guidelines. As of March 31, 2022, we had no outstanding Class D shares. Until Class D shares are outstanding as of the date our NAV is determined, we will deem the NAV per share of our Class D shares to be the NAV per share of our Class I, Class A and Class TX shares.

Please see “Net Asset Value Calculation and Valuation Guidelines” in our prospectus for a more detailed description of our valuation guidelines, including important disclosures regarding real property valuations, debt-related asset valuations and property management business valuations provided by Altus Group U.S. Inc. (the “Independent Valuation Advisor”). All parties engaged by us in the calculation of our NAV, including CC Advisors III, LLC, our advisor, are subject to the oversight of our board of directors. As described in our valuation guidelines, each real property is appraised by a third-party appraiser (the “Third-Party Appraisal Firm”) at least once per calendar year and reviewed by our advisor and the Independent Valuation Advisor. Additionally, the real property assets not appraised by the Third-Party Appraisal Firm in a given calendar month will be appraised for such calendar month by our Independent Valuation Advisor, and such appraisals are reviewed by our advisor.

Our Operating Partnership has certain classes or series of OP Units that are each economically equivalent to a corresponding class of shares. Accordingly, on the last day of each month, for such classes or series of OP Units, the NAV per OP Unit equals the NAV per share of the corresponding class. To the extent our Operating Partnership has classes of units that do not correspond to a class of our shares, such units will be valued in a manner consistent with our valuation guidelines. The NAV of our Operating Partnership on the last day of each month equals the sum of the NAVs of each fully-diluted outstanding OP Unit on such day. In calculating the fully-diluted outstanding OP Units we include all outstanding vested LTIP Units, unvested time-based LTIP Units and those performance-based LTIP Units that would be earned based on the internal rate of return as of such day.

Our total NAV in the following table includes the NAV of our outstanding classes of common stock as of March 31, 2022 (Class T, Class I, Class A and Class TX) as well as the partnership interests of the Operating Partnership held by parties other than us. The following table sets forth the components of our NAV as of March 31, 2022 and February 28, 2022:

	As of
Components of NAV*	March 31, 2022	February 28, 2022
Investments in Multifamily Operating Properties	$1,973,186,325	$1,932,931,592
Investments in Multifamily Development Properties	220,519,690	215,957,526
Investments in Real-estate Related Structured Investments	63,832,377	63,107,358
Operating Company, Land and Other Net Current Assets	76,020,580	47,537,198
Cash and Cash Equivalents	75,508,479	42,203,999
Secured Real Estate Financing	(965,050,980)	(914,172,495)
Subordinated Unsecured Notes	(43,443,000)	(43,443,000)
Preferred Equity	(267,172,952)	(267,072,952)
Accrued Performance Participation Allocation	(19,933,985)	(14,404,374)
Net Asset Value	$1,113,466,534	$1,062,644,852
Fully-diluted Shares/Units Outstanding	56,715,620	55,963,513

* Presented as adjusted for our economic ownership percentage in each asset.
The following table provides a breakdown of our total NAV and NAV per share/unit by class as of March 31, 2022 and February 28, 2022:

	Class
	T	I	A	TX	OP(1)	Total
As of March 31, 2022
Monthly NAV	$27,158,392	$12,299,000	$457,205,292	$344,063	$616,459,787	$1,113,466,534
Fully-diluted Outstanding Shares/Units	1,383,342	626,463	23,288,245	17,525	31,400,045	56,715,620
NAV per Fully-diluted Share/Unit	$19.6324	$19.6324	$19.6324	$19.6324	$19.6324
As of February 28, 2022
Monthly NAV	$14,170,316	$7,981,021	$443,931,296	$332,740	$596,229,479	$1,062,644,852
Fully-diluted Outstanding Shares/Units	746,271	420,315	23,379,358	17,524	31,400,045	55,963,513
NAV per Fully-diluted Share/Unit	$18.9882	$18.9882	$18.9882	$18.9882	$18.9882

(1) Includes the partnership interests of our Operating Partnership held by High Traverse Holdings, an entity beneficially owned by Daniel Shaeffer, Chad Christensen, Gregg Christensen and Eric Marlin and other Operating Partnership interests, including LTIP Units as described above, held by parties other than us.

Set forth below are the weighted averages of the key assumptions that were used by the Independent Appraisal Firms in the discounted cash flow methodology used in the March 31, 2022, valuations of our real property assets, based on property types.

	Discount Rate	Exit Capitalization Rate
Operating Assets	5.74%	4.44%
Development Assets	5.92%	4.40%

* Presented as adjusted for our economic ownership percentage in each asset, weighted by gross value.
A change in these assumptions would impact the calculation of the value of our operating and development assets. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our operating and development asset values:

Sensitivities	Change	Operating Asset Values	Development Asset Values
Discount Rate	0.25% decrease	2.5%	2.2%
	0.25% increase	(2.5)%	(2.2)%
Exit Capitalization Rate	0.25% decrease	4.8%	4.5%
	0.25% increase	(4.1)%	(4.1)%

* Presented as adjusted for our economic ownership percentage in each asset.

Declaration of Distributions

On April 15, 2022, our board of directors declared a distribution for the month of April of $0.05916667, or $0.71 annually, reduced for any class-specific expense allocated to the class, for each class of our common stock to holders of record on April 30, 2022, to be paid in May.

Compensation
The following paragraph supersedes and replaces the corresponding paragraph describing “Hurdle Amount” in the discussion of “Performance Participation Allocation - The Special Limited Partner” in the table in the Compensation section of the prospectus:
“Hurdle Amount” for any period during a calendar year means that amount that results in a 5% annualized internal rate of return on the NAV of the Participating Partnership units outstanding at the beginning of the then-current calendar year and all Participating Partnership units issued since the beginning of the then-current calendar year, taking into account the timing and amount of all distributions accrued or paid (without duplication) on all such units and all issuances of Participating Partnership units over the period and calculated in accordance with recognized industry practices. The ending NAV of the Participating Partnership units used in calculating the internal rate of return will be calculated before giving effect to any allocation/accrual to the performance participation interest and applicable distribution fee expenses. For the avoidance of doubt, the calculation of the Hurdle Amount for any period will exclude any Participating Partnership units repurchased during such period, which units will be subject to the performance participation allocation upon repurchase as described below.

Experts
The statements included in this supplement under “March 31, 2022 NAV Calculation,” relating to the role of Altus Group U.S. Inc. have been reviewed by Altus Group U.S. Inc., an independent valuation firm, and are included in this supplement given the authority of such firm as experts in real estate valuations.
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